

January 19, 2012

<u>Via Fax</u>
Mr. Jiang Jiemin
Chief Executive Officer
PetroChina Company Limited
9 Dongzhimen North Street
Dongcheng District, Beijing, China 100007

> **Re:** **PetroChina Company Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed May 10, 2011**
> **Response Letter Dated November 10, 2011**
> **File No. 1-15006**

Dear Mr. Jiemin:

   We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for Fiscal Year Ended December 31, 2010</u>

<u>Proved reserve estimate table, page 22</u>

1. We note your response to prior comment one. Please clarify the nature and types of a) capital expenditures incurred during the initial exploration and assessment period and b) expenditures incurred for surface infrastructure. In doing so, please tell us if the surface infrastructure relates to processing facilities or pipeline and gathering systems. In addition, please provide;

   - A schedule of expenditures incurred to date and expected future expenditures with a summary explanation of the nature and purpose of each expenditure;

   - An analysis of your anticipated payouts for return on investments; and

- The December 31, 2010 income forecast schedules from the report by DeGolyer MacNaughton for three representative "low permeability" drilling programs including the Siluge field. Include separate expenditure schedules and payout analyses for each of these programs as described in the two bullet points above.

Supplementary Information on Oil and Gas Producing Activities (Unaudited), page F-40

Proved reserve estimate table, page F-45

2.   We note your response to prior comment two does not address how your calculation of oil and gas reserves estimates is impacted by fees, taxes and royalties, and it remains unclear to us how notes 3p and 3q address our comment. As previously requested, please confirm you will disclose how you have treated and where you have classified the fees, taxes, and royalties you describe on pages 45 and 46 in your proved oil and gas reserves estimates. Your disclosure should reference if your calculation of proved oil and gas reserves estimates includes quantities that will ultimately be produced and sold to pay fees, taxes, and royalties.

Closing Comments

        You may contact John Cannarella at (202) 551-3337 or Mark C. Shannon at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

                                        Sincerely,

                                        /s/ Brad Skinner

                                        H. Roger Schwall
                                        Assistant Director